Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED FEBRUARY 18, 2022

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company's net asset value for the month ended January 31, 2022;
•	to disclose certain return information for all outstanding classes of shares;
•	to disclose an update to our Prospectus Summary;
•	to disclose an update to our Risk Factors; and
•	to disclose an update to our Conflicts of Interest.

Public Offering Price Adjustment

On February 17, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of February 25, 2022 and will be used for the Company’s next monthly closing for subscriptions on February 28, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of January 31, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.98	$32.48	$30.65	$31.50
Selling Commissions, Per Share	$2.04	$0.97
Dealer Manager Fees, Per Share	$0.85	$0.57

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

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Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 50 of this Prospectus. On February 17, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
March 30, 2022	April 11, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended January 31, 2022

On February 17, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of January 31, 2022:

Month Ended January 31, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$150,335,858	$46,555,178	$50,412,809	$31,712,490	$179,812,384	$58,640,119	$517,468,838
Number of Outstanding Shares	4,558,900	1,497,269	1,629,177	1,034,812	5,707,546	1,766,079	16,193,783
Net Asset Value, Per Share	$32.98	$31.09	$30.94	$30.65	$31.50	$33.20
Net Asset Value, Per Share Prior Month	$32.62	$30.78	$30.66	$30.35	$31.18	$32.84
Increase in Net Asset Value, Per Share from Prior Month	$0.36	$0.31	$0.28	$0.30	$0.32	$0.36

The increase in the Company’s net asset value per share for each applicable share class for the month ended January 31, 2022 was primarily driven by the increases in the fair value of five out of ten of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments decreased. The fair value of two of the Company’s portfolio company investments did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through January 31, 2022, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	1.4%	12.0%	40.4%	13.5%	55.8%	February 7, 2018 – January 31, 2022
Class FA (with sales load)	-5.2%	4.7%	31.3%	10.4%	45.7%	February 7, 2018 – January 31, 2022
Class A (no sales load)	1.3%	10.6%	34.9%	11.6%	47.8%	April 10, 2018 – January 31, 2022
Class A (with sales load)	-7.3%	1.2%	23.5%	7.8%	35.2%	April 10, 2018 – January 31, 2022
Class I	1.4%	10.8%	36.0%	12.0%	49.4%	April 10, 2018 – January 31, 2022
Class T (no sales load)	1.2%	9.6%	30.3%	10.1%	40.5%	May 25, 2018 – January 31, 2022
Class T (with sales load)	-3.6%	4.4%	24.1%	8.0%	33.8%	May 25, 2018 – January 31, 2022
Class D	1.3%	10.7%	32.8%	10.9%	40.7%	June 26, 2018 – January 31, 2022
Class S (no sales load)	1.4%	12.6%	N/A	N/A	29.9%	March 31, 2020 – January 31, 2022
Class S (with sales load)	-2.1%	8.6%	N/A	N/A	25.3%	March 31, 2020 – January 31, 2022

(1) For the period from January 1, 2022 through January 31, 2022.

(2) For the period from February 1, 2021 through January 31, 2022.

(3) For the period from February 1, 2019 through January 31, 2022. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through January 31, 2022.

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Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the month to date period ended January 31, 2022, sources of declared distributions on a GAAP basis were as follows:

	Month Ended January 31, 2022
	Amount	% of Total Distributions Declared
Net investment income[1]	$843,229	52.6%
Distributions in excess of net investment income[2]	761,391	47.4%
Total distributions declared	$1,604,620	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Month Ended January 31, 2022
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment loss before expense support	(360,097)	(33.3)%
Expense support	1,203,326	111.3%
Net investment income	843,229	78.0%
Cash distributions net of distributions reinvested in excess of net investment income[2]	238,261	22.0%
Cash distributions net of distributions reinvested[3]	1,081,490	100.0%

1 Net investment income includes expense support due from the Manager and Sub-Manager of $1,203,326 for the month ended January 31, 2022.

2 Consists of distributions made from offering proceeds for the periods presented.

3 For the month ended January 31, 2022, excludes $523,130 of distributions reinvested pursuant to our distribution reinvestment plan.

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For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company's investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2021 and included in our Prospectus. Please also see “Risk Factors” related to COVID-19 included in our Prospectus.

Prospectus Summary

The following disclosure supersedes and replaces the eleventh bullet point under the section “Prospectus Summary—Q: What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates?,” the third paragraph under the section “Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates—The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us” and the eleventh bullet point under the section “Conflicts of Interest,” which appear on pages 8, 28 and 137 respectively, of the Prospectus.

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with Levine Leichtman Capital Partners VI, L.P. (“LLCP VI”), or LLCP Lower Middle Market Fund III, L.P. (“LMM III Fund”) which accumulates broken deal costs and our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI, or 10% of the broken deal costs with respect to a co-investment with the LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other private acquisition funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager’s reasonable judgment and in a manner consistent with the Sub-Manager’s fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a “lookback broken deal”). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VI or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5% or 10%, respectively. Unless our board of directors approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

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